Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com

Resident Hong Kong Partners

Yang Chu ** James C. Lin * Gerhard Radtke * Martin Rogers **	Miranda So * James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

March 20, 2024

Re:	ZEEKR Intelligent Technology Holding Limited (CIK: 0001954042)

Amendment No. 2 to Registration Statement on Form F-1 Filed on December 29, 2023

File No. 333-275427

Confidential

Mr. Charles Eastman

Mr. Hugh West

Mr. Bradley Ecker

Mr. Geoffrey Kruczek

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of ZEEKR Intelligent Technology Holding Limited (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 5, 2024 on the Company’s Amendment No. 2 to Registration Statement on Form F-1 filed on December 29, 2023 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is publicly filing its revised registration statement on Form F-1 (the “Revised Registration Statement”) via EDGAR to the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”).

The Company has responded to the Staff’s comments by revising the Registration Statement. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. The Company has included page numbers to refer to the location in the Revised Registration Statement where the language addressing a particular comment appears. The Company has included in this submission its audited combined and consolidated financial statements as of and for the fiscal year ended December 31, 2021, 2022 and 2023.

March 20, 2024

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Form F-1 filed December 29, 2023

General

1.	We note your response to our prior comment 3 and reissue in part. Please revise your risk factors to discuss the arbitration provision's related risks to investors, such as increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders.

The Company respectfully advises the Staff that it has revised the disclosure on pages 75 to 76 in the Revised Registration Statement in response to the Staff’s comment.

2.	Please update your compensation disclosure to reflect the fiscal year ended December 31, 2023.

The Company respectfully advises the Staff that it has updated the disclosure on page 185 in the Revised Registration Statement in response to the Staff’s comment.

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March 20, 2024

If you have any questions regarding this submission, please contact Ran Li at +86-10-8567-5013 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Ran Li
Ran Li

cc:	Mr. Conghui An, Chief Executive Officer
Mr. Jing Yuan, Chief Financial Officer
ZEEKR Intelligent Technology Holding Limited

Mr. Neo Lin, Partner
Deloitte Touche Tohmatsu Certified Public Accountants LLP